UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On July 2, 2020, voxeljet AG (the “Company”) issued a press release announcing that it had received a notice letter from the New York Stock Exchange (the “NYSE”) on July 1, 2020 that it has regained full compliance with the NYSE’s minimum average share price listing requirement. Section 802.01C of the NYSE’s Listed Company Manual requires that a company’s common stock trade at a minimum average closing price of $1.00 over a consecutive 30 trading-day period (the “Minimum Average Price Requirement”). The Company regained compliance after its average closing American Depositary Share price for the consecutive 30-days of trading ending June 30, 2020 was above the Minimum Average Price Requirement.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

As previously disclosed in the filings with the SEC, the Company currently remains out of compliance with the continued listing standard set forth in Section 802.01B of the NYSE’s Listed Company Manual, which requires that the Company’s average global market capitalization over a consecutive 30 trading-day period be greater than $50 million and, at the same time, its shareholders’ equity be greater than $50 million. The NYSE accepted the Company's proposed compliance plan to regain compliance with Section 802.01B, and the Company has until May 4, 2021 to regain compliance with this listing standard.

Exhibits

99.1	voxeljet AG Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG
By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: July 2, 2020